Inpellis, Inc.

30 Washington Avenue, Suite F

Haddonfield, New Jersey 08033

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John Reynolds

March 18, 2016

Re:	Inpellis, Inc.

Rule 477 Application for Withdrawal of

Registration Statement on Form S-1 (File No. 333-207941)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) Inpellis, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-207941) initially filed with the Commission on November 12, 2015, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the initial public offering of the shares of common stock registered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. We would appreciate if you would please provide to Thomas L. Barrette of Holland & Knight LLP, the Company’s legal counsel, a facsimile copy of the Order as soon as it is available. His facsimile number is (617) 523-6850.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Thomas L. Barrette at (617) 305-2134.

Respectfully submitted,

/s/ Frank A. Manguso

Frank A. Manguso, Chief Financial Officer

cc:	Thomas L. Barrette, Esq., Holland & Knight LLP

Anthony J. Marsico, Esq., Greenberg Traurig, LLP